

Mail Stop 3561

November 6, 2009

<u>Via U.S. Mail and facsimile</u>

Sean P. Washchuk
Vice President Finance and Chief Financial Officer
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario Canada M9C 5L5

> **Re:** **Vitran Corporation Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed October 28, 2009**
> **File No. 333-162208**

Dear Mr. Washchuk:

We have reviewed your response to the comments in our letter dated October 21, 2009 and have the following additional comments.

<u>Exhibit 5.1</u>

1.   We note your response to our prior comment 4 and reissue in part. Please delete "as of the date hereof" from the last paragraph. Also, please delete the words "in effect" from the third paragraph. Alternatively, confirm that you will re-file your opinion on the date of effectiveness.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Hellen Siwanowicz
       Fax: (416) 365-1719